Exhibit 99.1

July 14, 2011 Cougar Oil and Gas Canada, Inc. Releases Additional Reserves Assessment and Evaluation Report
CALGARY, ALBERTA – July14, 2011 – Cougar Oil and Gas Canada, Inc. ("Cougar") is pleased to release its Reserves Assessment and Evaluation of the new or previously unevaluated Trout Core oil properties of Cougar, as prepared by independent petroleum consultant, Chapman Petroleum Engineering Inc. The report was completed under Canadian Reserves evaluations as per NI 51-101 using forecast pricing. The report provides and is specific to the assessment and evaluation on its 15 well targets which resulted from analysis of the 3D Seismic program completed in February 2011.  A copy of the report will be filed on SEDAR and a copy of the SEDAR filing on EDGAR.  The report will be also available on Cougar's webpage at http://www.cougarenergyinc.com under the engineering report page.  The report does not contain an evaluation of current operations – which was filed previously nor does it include potential reserves that may result from secondary drill programs on these or other properties.

The review completed based on existing information in the public domain coupled with the extensive Cougar 3D seismic program placed a $77.4 million Cdn Net Present Value (NPV) discounted 10% for Proven (P1) plus Probable (P2) plus Possible (P3) and an estimated 2.7 million barrels recoverable P1+P2+P3 from the project.  The report is based on a previously announced logical development plan with a 2-4 well drill program for Q3, 2011 to be followed up with a 4-6 well program for Q4 2011 and into Q1 2012.

William Tighe, CEO of Cougar provided “We are pleased with the completion of this report and the results contained.  Despite challenges from the inconclusive results from the horizontal well due to insufficient pumping capability with the equipment currently available to properly test that well,  due to the continued Rainbow Pipeline shut in since late April where we have had to truck all our oil to markets in a 12hr round trip per load often in inclement weather, to the wild fires in early May, during which the focus was to keep all the wells producing,  – we in addition have kept the projects moving forward where ever possible.  This report provides the 3rd party evaluation of the 15 well targets and demonstrates why we are enthusiastic to move this project forward. As a drill ready program which is subject to financing, the report identifies this project has the potential to add revenue, estimated cash flow with pay outs on the capital program in the 130 day range, and add substantial proven reserves once the wells have been producing for 6 months, while continuing our goal to attaining 2000 bbl/d production from operations. “

About Cougar Oil and Gas Canada Inc.:
Cougar Oil and Gas Canada Inc. (OTCBB: COUGF) is based in Calgary, Alberta, Canada and a publicly traded oil and gas exploration and production company. The focus is on the exploration and development of Canadian based onshore oil and gas properties. The current projects are Lucy in the Horn River Basin in northeast British Columbia and First Nation Joint Ventures and our Trout Core Projects located in north central Alberta.
Additional information is at http://www.cougarenergyinc.com.

This information on this press release and associated documents contains the terms "estimated reserves based on “forecast pricing" . The Company advises investors that although these terms are recognized and required by Canadian securities regulations (under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities), the US Securities and Exchange Commission does not recognize these terms. . In addition, "estimated reserve value" has an amount of uncertainty as to their existence, and economic and legal feasibility . CAUTIONARY NOTE TO U.S. INVESTORS - The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions and constant pricing. We use certain terms on this press release, such as economic forecast based on escalating pricing, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 10K. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

For further information:

Cougar Oil and Gas Canada Inc.
Investor Relations:

Phone: +1(403) 513-2664
e-mail: info@cougarenergyinc.com

www.cougarenergyinc.com
www.cougarenergyoilandgascanadainc.com

Forward-looking Statements: This press release contains forward-looking statements. The words or phrases "would be," "will" "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," or similar expressions are intended to identify "forward-looking statements". The Company's business is subject to various other risks and uncertainties, which may be described in its corporate filings (www.sec.gov). Statements made herein are as of the date of this press release and should not be relied upon as of any subsequent date. The Company cautions readers not to place reliance on such statements. Cougar Oil and Gas Canada Inc. undertakes no obligation to update or publicly revise forward looking statements or information unless so required by applicable securities laws.